07027053

Writer's Direct Dial Number:

301-230-5208
croberts@srgpe.com

September 28, 2007

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Electrocomponents plc – Exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended
SEC File No. 82-34672
Our File No. 018-031-00222

Dear Sir:

Pursuant to the undertaking of Electrocomponents plc, a public limited company incorporated under the laws of England and Wales (the "Company"), to furnish the Securities and Exchange Commission with certain information described in its request for an exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as more fully set forth in the Company's letter to the Commission dated July 25, 2002, and received by the Commission on July 29, 2002, the Company hereby submits the following:

September 3, 2007	Stock Exchange Announcement – Total Voting Rights
September 12, 2007	Stock Exchange Announcement – Holding(s) in Company
September 20, 2007	Stock Exchange Announcement – Notice of Trading Performance
September 26, 2007	Stock Exchange Announcement – Trading Statement

The Company understands that pursuant to Rule 12g3-2(b) the information and documents furnished hereby will not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents constitutes an admission for any purpose that the Company is subject to the Exchange Act.

Please acknowledge your receipt of this letter, and of the enclosed material from the Company, by date-stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed stamped, self-addressed return envelope. If you have any questions or comments, please do not hesitate to contact me at (301) 230-5208.

Very Truly Yours,

SHULMAN, ROGERS, GANDAL,
PORDY & ECKER, P.A.

By: Christopher C. Roberts

Christopher C. Roberts

10/3

Enclosures
cc: Adam Smith, Legal Advisor (w/o enc.)
18031915-118.doc
T: 100207

REG-Electrocomponents Total Voting Rights

Released: 03/09/2007

RNS Number:1662D
Electrocomponents PLC
03 September 2007

ELECTROCOMPONENTS PLC ("the Company")

Electrocomponents plc - Voting Rights and Capital

As of 31 August 2007, Electrocomponents plc's capital consists of 435,338,612 ordinary shares, all with voting rights. Electrocomponents plc currently holds
no ordinary shares in Treasury.

Therefore, the total number of voting rights in Electrocomponents plc is 435,338,612.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their
interest in, or a change to their interest in, Electrocomponents plc under the
FSA's Disclosure and Transparency rules.

IAN HASLEGRAVE

Company Secretary

3 September 2007

END

TVRGCGDCLUGGGRX

REG-Electrocomponents Holding(s) in Company

Released: 12/09/2007

RNS Number:7508D
Electrocomponents PLC
12 September 2007

TR-1(i): notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing
Electrocomponents plc
shares to which voting rights are attached(ii):

2. Reason for the notification (please tick the appropriate box or boxes)

An acquisition or disposal of voting rights
X

An acquisition or disposal of financial instruments which may result in the acquisition of
shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify):_

3. Full name of person(s) subject to the notification obligation Aviva plc & its subsidiaries
(iii):

4. Full name of shareholder(s) (if different from 3.)(iv):

Registered Holder:

BNY Norwich *Union Nominees Limited*

5,944,857*

BT Globenet Nominees Limited

6,700*

Chase GA

Group Nominees Limited

14,678,001*

Chase

Nominees Limited

1,056,539*

CUIM Nominee

Limited

4,450,249*

Vidacos

Nominees Limited

231,486*

* denotes

direct interest

Chase

Nominees Limited

675,660

CUIM Nominee

Limited

364,818

Vidacos

Nominees Limited

599,917

5. Date of the transaction (and date on which the threshold is 11
September 2007
crossed or reached if different)(v):

6. Date on which issuer notified: 12
September 2007

7. Threshold(s) that is/are crossed or reached: 5% to 6%
Change at Direct Interest

Level

8. Notified details:

A: Voting rights attached to shares

Class/type of   Situation previous to Resulting situation after the
triggering transaction(vii)
shares   the Triggering
transaction (vi)

if possible   Number of Number of Number of   Number of voting rights
% of voting rights
using the ISIN   Shares   Voting   shares   ix
CODE   Rights
viii   Direct   Direct x   Indirect xi
Direct   Indirect

Ordinary Shares
GB0003096442   24,941,926 24,941,926 26,367,832   26,367,832   1,640,395
6.06%   0.37%

B: Financial Instruments

Resulting situation after the triggering transaction xii

Type of financial   Expiration date Exercise/ Conversion   Number of
voting rights   % of voting
instrument   xiii   Period/ Date xiv   that may be
acquired if   rights
the instrument
is
exercised/
converted.

N/A

Total (A+B)

Number of voting rights	% of voting rights
28,008,227	6.43%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively
held, if applicable xv:

See Section 4

Proxy Voting:

10. Name of the proxy holder: See Section 4

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information: Figures are based on a total number of voting rights of

435,338,612.

14. Contact name: Ian Haslegrave

15. Contact telephone number: 01865 207491

16. Date: 12 September 2007

Notes

(i) This form is to be sent to the issuer or underlying issuer and
to be filed with the competent authority.

(ii) Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

(iii) This should be the full name of (a) the shareholder; (b) the
person acquiring, disposing of or exercising voting rights in the cases provided
for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in
DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments

entitled to acquire shares already issued to which voting rights are attached,
as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the
following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that
acquires the voting rights and is entitled to exercise them under the agreement
and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights
and declares its intention of exercising them, and person lodging the collateral
under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has
a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those
situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker
of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing
the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that
controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder,
if he can exercise the voting rights at his discretion, and the shareholder who
has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

(iv) Applicable in the cases provided for in DTR 5.2.1 (b) to (h).
This should be the full name of the shareholder or holder of financial

instruments who is the counterparty to the natural person or legal entity referred to in DTR5.2.

(v) The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.DEL: :DEL

These dates will usually be the same unless the transaction is subject to a condition beyond the control of the parties.

(vi) Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

vii If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

viii Direct and indirect

ix In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

X Voting rights attached to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

xi Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

xii If the holding has fallen below the minimum threshold, the

notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

xiii date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

xiv If the financial instrument has such a period-please specify the period- for example once every three months starting from the (date)

xv The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should
also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds
3% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

xvi This annex is only to be filed with the competent authority.

xvii Whenever another person makes the notification on behalf of the
shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3.

END

HOLGUURCBUPMGCP

REG-Electrocomponents Notice of Trading Performance

Released: 20/09/2007

RNS Number:2142E
Electrocomponents PLC
20 September 2007

ELECTROCOMPONENTS PLC

FORTHCOMING ANNOUNCEMENT

We will be releasing an update on trading performance for the six months ending
30 September 2007 on Wednesday, 26 September 2007.

Contacts:

Simon Boddie	Group Finance Director	01865 204000
Diana Soltmann	Flagship Consulting Ltd	0207 886 8440

END

MSCBUGDCDDDGGRG

REG-Electrocomponents Trading Statement

Released: 26/09/2007

RNS Number:4820E
Electrocomponents PLC
26 September 2007

Electrocomponents plc - Trading Update

Electrocomponents plc, the major international high-service distributor of electronic, electrical and industrial supplies, is today giving a trading update ahead of its results for the 6 months ending 30 September 2007.

The implementation of the Group's strategy is continuing with the differentiated EEM and MRO offers increasingly appealing to our customers as shown by the Group's revenue growth.

Revenue during the half year is expected to grow at around 7% for the Group comprising 11% for International and 2% for the UK. Within International, which represents some 60% of Group turnover, sales are expected to grow by around 9% in Europe, 12% in North America and 15% in Asia Pacific. All growth rates are adjusted for trading days and exchange rate movements.

The gross margin of the Group is expected to be around 50.1% for the half year.

Allied, the Group's North American business, is moving to its new warehouse facility in Fort Worth, Texas. The move is progressing well and it is expected to be successfully completed during November 2007. This facility, which is twice the size of the former warehouse, will support the future growth of the business.

While we are watchful of the general macro economic conditions, and those in North America in particular, the Board is confident that this financial year will be another of good progress.

The full results for the six months will be announced on 9 November 2007.

Enquiries:

Ian Mason	Group Chief Executive	01865 204000
Simon Boddie	Group Finance Director	01865 204000
Diana Soltmann	Flagship Consulting	020 7886 8440

There will be a telephone conference call today at 09.00am for analysts and investors. Dial-in instructions are set out below.

Date:	26 September 2007
UK Time:	08:50am for 09:00am
UK Local Call Dial-In:	0845 302 2569
UK Free Call Dial-In:	0808 238 0678
Europe & International Dial-In:	+ 44 (0) 1452 587 436
Canada Toll Free Dial-In:	1866 645 2898
USA Toll Free Dial-In:	1866 854 5856
Quote Reference Number:	14362373
Chairman:	Ian Mason Electrocomponents plc

Safe Harbour Statement:

This announcement contains certain statements, statistics and projections that are or may be forward-looking. The accuracy and completeness of all such statements, including, without limitation, statements regarding the future financial position, strategy, projected costs, plans and objectives for the management of future operations of Electrocomponents plc and its subsidiaries is not warranted or guaranteed. These statements typically contain words such as "intends", "expects", "anticipates", "estimates" and words of similar import. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Although Electrocomponents plc believes that the expectations reflected in such statements are reasonable, no assurance can be given that such expectations will prove to be correct. There are a number of factors, many of which are beyond the control of Electrocomponents plc, which could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements.

END

TSTILFLDASIEFID

PEND